

January 18, 2013

Via Email
Jonathan Shultz
Chief Financial Officer and Treasurer
BillMyParents, Inc.
6190 Cornerstone Court, Suite 216
San Diego, California 92121

> **Re: BillMyParents, Inc.**
> **Form 8-K**
> **Filed December 31, 2012**
> **File No. 000-27145**

Dear Mr. Shultz:

We have reviewed your response dated January 10, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 8-K Filed December 31, 2012

1. We have reviewed your response to comment one in our letter dated January 3, 2013. Based on your response, we understand that your Registration Rights Agreement (RRA) required you to use your best efforts to file a registration statement by a specified date and to make that registration statement effective no later than 180 days from the filing of the registration statement. We understand that the RRA does not specify any penalties for failure to achieve this registration for the common and preferred stock included in the Stock Sales and that there are no circumstances under which this common and preferred stock is redeemable for cash. We further understand that the only penalty specified in the RRA for failure to achieve this registration for the stock underlying the stock warrants was that the warrants included in the Stock Sales would accrue a cashless exercise option. We have the following additional comments:

- With reference to the common and preferred stock sold in the Stock Sales and the related registration rights, please walk us through your analysis of the applicable accounting literature in more detail. We assume that you considered the stock and the registration rights agreement to be a single contract and concluded that the contract can be net-share or physically settled <u>only</u> by delivering registered shares; the stockholders' retention of their unregistered shares is not adequate to settle the contract. If our assumption is correct, please also tell us more about the terms of the RRA that led you to this conclusion.

- With reference to the stock warrants that were sold in the Stock Sales and the related registration rights, we note the reference in your response to ASC 815-40-25-14. Please confirm our assumption that you concluded that the stock warrants qualify as a derivative, they require net-share or physical settlement by delivery of registered shares, and there is no mention of how the warrants would be settled in the event that you are unable to deliver registered shares.

- To assist us in understanding your response to the above comments, please tell us whether the Registration Rights Agreement that led to your restatement is the agreement filed as Exhibit 10.60 to your Form 8-K that was filed on November 25, 2011. If not, please tell us where you have filed the applicable RRA with us.

You may contact the undersigned at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief